OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Virtual Radiologic Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92826B 10 4
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92826B 10 4	13G	Page	1	of	5	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Generation Capital Partners II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,708,686

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,708,686

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,708,686

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	16.1%

12	TYPE OF REPORTING PERSON*

	PN

Item 1(a):	Name of Issuer:

Virtual Radiologic Corporation

Item 1(b):	Address of Issuer’s Principal Executive Offices:

5995 Opus Parkway, Suite 200

Minnetonka, MN 55343

Item 2(a):	Name of Person Filing:

Generation Capital Partners II LP

Item 2(b):	Address of Principal Business Office or, if None, Residence:

One Greenwich Office Park

Greenwich, CT 06831

Item 2(c):	Citizenship:

United States

Item 2(d):	Title of Class of Securities:

Common Stock

Item 2(e):	CUSIP Number

92826B 10 4
Item 3:           If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
A.	☐ Broker or dealer registered under Section 15 of the Act,

B.	☐ Bank as defined in Section 3(a)(6) of the Act,

C.	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

D.	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

E.	☐ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

F.	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

G.	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

H.	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

I.	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

J.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable

Item 4:	Ownership:
(a)	Amount beneficially owned: 2,708,686

(b)	Percent of class: 16.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 2,708,686

(ii)	Shared power to vote or direct the vote:

(iii)	Sole power to dispose or direct the disposition of: 2,708,686

(iv)	Shared power to dispose or direct the disposition of:

Item 5:	Ownership of Five Percent or Less of a Class:
                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable
Item 7:            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
                         Not applicable

Item 8:	Identification and Classification of Members of the Group:

Not applicable

Item 9:	Notice of Dissolution of Group:

Not applicable

Item 10:	Certification:

Not applicable

SIGNATURES
                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/09
Date

/s/ Mark E. Jennings
Signature

Mark E. Jennings/Managing Member
Name/Title